

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2018

Jigar Raythatha
President and Chief Executive Officer
Constellation Pharmaceuticals, Inc.
215 First Street, Suite 200
Cambridge, Massachusetts 02142

   Re: Constellation Pharmaceuticals, Inc.
   Amendment No.1 to Draft Registration Statement on Form S-1
   Submitted June 7, 2018
   CIK No. 0001434418

Dear Mr. Raythatha:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No.1 to Draft Registration Statement

Prospectus summary, page 1

1.   Please expand your revised disclosure to discuss the treatment-related serious adverse events seen in the three CPI-0610 trials. Additionally, add balancing disclosure to explain the preliminary nature of any clinical activity data you are presenting for this trial, or remove the disclosure from the Summary section.

2.   Please discuss the primary endpoints for your ORIOn-E trial, and explain the meaning of the terms "complete response" and "partial response." In addition, disclose that five of the nine patients in this trial have discontinued treatment.

Business

Our product candidates, page 98

3.   Your revised disclosure on page 106 states that two patients had "stable disease" under RECIST 1.1 criteria as a "best response." Please expand your discussion to explain the meaning of these terms, and if the term "stable disease" has a different meaning in your other trials, please clarify this difference.

License and collaboration agreements, page 120

4.   We note your revised disclosure in response to prior comment 14. Please expand your disclosure of the Genentech agreement to clarify when the patents or patent applications underlying the royalty term are expected to expire.

     You may contact Christine Torney at 202-551-3652 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Lia Der Marderosian